Contact

www.linkedin.com/in/ron-sparks-02161623 (LinkedIn)

Top Skills

Building Materials
Construction
Contract Negotiation

Ron Sparks

Chief Executive Officer at Environmental Containment Corp
Woodland, Washington, United States

Summary

An experienced professional with many years of progressive experience across a broad range of functions and diverse industry segments. Proven ability to combine vision, creativity and strong business acumen with well-developed qualities to support all facets of management. I am an accomplished leader with a proven track record for developing businesses and people.

Areas of strength include:
- Strategic Planning/Forecasting Organizational Development / Team Building & Leadership Skills | Staffing Training/Business Development Systems Administration

Project Management * Productivity Improvement* Cost Containment Control Initiatives ~ Contract Negotiations~ Sales Growth Strategies.

Experience

Environmental Containment Corp
Chief Executive Officer
November 2020 - Present (2 years)
Pacific Northwest, USA

Environmental Containment Corp and its companies are the Pacific Northwest's leader in the design, construction, and maintenance of storm water detention and containment structures. Through cost-effective engineered solutions, we help build, support, and sustain land development projects.

National Precast Concrete Association
Chairman Of The Board Of Directors
October 2020 - October 2021 (1 year 1 month)

Chairman of the NPCA Board of Directors for a one year term.

Columbia Precast Products / Rogue Valley Precast
VP/GM/Founder

March 2013 - November 2020 (7 years 9 months)
Woodland, Washington - White City, Oregon

SMaRT Certified Manufacturer (Platinum Level) of precast concrete products used in underground utility construction servicing the greater Pacific Northwest Markets. Product line includes railroad products, catch basins, manholes, vaults, and custom precast products. Our primary goals are to produce safely, of the highest quality, and provide a high level of customer service.

Ferguson
Business Development Manager
September 2011 - March 2013 (1 year 7 months)
Western Region

Develop distribution chains for new products which includes:
*Identifying/Qualifying/Relationship building with potential vendors
*Aligning distribution chain
*Implimentation and Training of new products for FWW Associates
*Strategic Sales and Marketing planning with General Managers in multiple regions.

Hanson
Vice President/General Manager
January 1999 - August 2011 (12 years 8 months)

Direct P&L responsibility for 8 manufacturing facilities in Washington, Oregon, Northern CA, and Utah which included all Sales, Marketing, Production, Safety, Environmental, and Engineering activities. Held various other positions during employment (Sales Manager, Area Sales Manager, Area Manager)

*Member of NPCA - Manhole Committee Member and   Chairperson.
*Member of PNPCA - Past President
*Member of NUCA - Oregon - Past Board Member - Golf Tournament Chair
*Hanson - National Safety Committee
*Hanson - National Purchasing Committee
*Hanson - Stategic Growth Team
*Hanson - West Region Representative - Precast CRM Team

Pacific Water Works
Sales Representative
March 1990 - January 1999 (8 years 11 months)

Sales Representative - Worked in SW Washington and greater Seattle/ Tacoma Markets. Primary client base, underground utility contractors.

Education

Central Washington University

B.S · (1987 - 1990)

University of Washington

General Studies · (1986 - 1987)